PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Nine Months Ended December 31, 2005

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

		December 31	March 31,
(in thousands of Canadian dollars)		2005	2005
ASSETS
CURRENT
Cash		$ 2,563	$ 2,200
Accounts receivable, net of nil allowance		2,376	5,943
Goods and Services Tax receivable		1,141	2,438
Deferred financing charges		326	738
Prepaid expenses		865	354
Coal Inventory		11,722	3,452
Future income taxes		2,159	2,159
Total Current Assets		21,152	17,284
Restricted cash		458	458
Other non-current assets		1,621	466
Mineral property, plant and equipment (Note 3)		55,378	39,835
Non-producing mineral properties (Note 4)		3,438	60
Future income taxes		1,753	1,753
Total Assets		$ 83,800	$ 59,856

LIABILITIES
CURRENT
Operating line (Note 5)		$ 7,235	$ -
Accounts payable		10,006	4,096
Accrued liabilities		2,594	2,108
Current portion of term debt (Note 6)		10,293	20,199
Current portion of capital lease obligation		56	23
Due to related party (Note 7)		600	600
Total Current Liabilities		30,784	27,026
Asset retirement obligation (Note 8)		1,450	653
Capital lease obligation		132	136
Future income taxes		4,104	3,764
Total Liabilities		36,470	31,579
SHAREHOLDERS' EQUITY
Share capital (Note 9)		61,126	45,353
Commitment to issue shares		-	184
Contributed surplus and other capital		4,392	2,210
Deficit		(18,188)	(19,470)
Total Shareholders' Equity		47,330	28,277
Total Liabilities and Shareholders' Equity		$ 83,800	$ 59,856
Commitments and contingencies (Note 14)
Continuing operations (Note 1)

Approved by the Board of Directors

"Graham Mackenzie"	Director
"Jeffrey Fehn"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Nine months ended
(in thousands of Canadian dollars	December 31,		December 31,
except share and per share amounts)	2005	2004	2005	2004
REVENUE
Coal Sales	$ 7,811	$ 9,189	$ 41,242	$ 12,452
Cost of Operations:
Mining and transportation	5,464	7,645	30,033	10,106
Administrative and other	538	176	2,327	265
Depreciation and depletion	619	174	2,192	226
	6,621	7,995	34,552	10,597
INCOME BEFORE UNDERNOTED ITEMS	1,190	1,194	6,690	1,855

EXPENSES
Consulting and management fees	87	40	198	194
Filing and transfer agent fees	185	15	234	45
Office and general	285	60	545	117
Professional fees	183	207	535	333
Promotion and marketing	42	25	108	73
Salaries and stock-based compensation	953	260	2,752	1,126
	1,735	607	4,372	1,888
(LOSS) INCOME BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	(545)	587	2,318	(33)

OTHER INCOME (EXPENSES)
Interest and other income	4	8	40	12
Interest and financing	(552)	(233)	(1,583)	(435)
Foreign exchange gain	124	1,302	1,468	2,344
Other	-	-	(34)	-
	(424)	1,077	(109)	1,921
(LOSS) INCOME BEFORE INCOME TAXES	(969)	1,664	2,209	1,888
Mining taxes	(178)	-	(313)	-
Future income taxes recovery (expense)	568	-	(614)	-
	390	-	(927)	-
NET (LOSS) INCOME	$ (579)	$ 1,664	$ 1,282	$ 1,888

Basic and diluted (loss) income per share	$ (0.01)	$ 0.03	$ 0.02	$ 0.03
Weighted average number of common shares - basic	72,522,262	61,983,718	71,284,479	55,432,233
Weighted average number of common shares - diluted	72,522,262	61,983,718	71,946,666	55,432,233

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
(in thousands of Canadian dollars)	2005	2004	2005	2004
OPERATING ACTIVITIES
Net (loss) income for the period	$ (579)	$ 1,664	$ 1,282	$ 1,888
Items not involving cash:
Deferred financing charges	128	116	415	116
Depreciation and depletion	619	174	2,192	226
Non-cash financing costs	216	-	858	-
Financing obligations	252	(694)	462	(694)
Non-cash stock-based compensation costs	734	154	2,185	829
Unrealized foreign exchange and derivatives loss (gain)	557	267	(347)	(779)
Future income taxes	(568)	-	614	-
Changes in operating assets and liabilities
other than cash (Note 13)	(5,151)	(287)	(2,345)	(3,149)
	(3,792)	1,394	5,316	(1,563)
FINANCING ACTIVITIES
Capital stock issued	9,340	2,427	14,882	6,744
Loan proceeds	-	13,612	8,473	20,215
Loan payments	(1,547)	(1,500)	(11,144)	(2,000)
Financing fees	(22)	-	(431)	-
	7,771	14,539	11,780	24,959
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(7,331)	(12,222)	(20,287)	(18,848)
Goods and services tax receivable	41	(1,135)	1,297	(1,743)
Property, plant and equipment obligations	(1,535)	2,002	2,280	3,903
	(8,825)	(11,355)	(16,710)	(16,688)
(DECREASE) INCREASE IN CASH	(4,846)	4,578	386	6,708
Affect of foreign exchange rate
on cash	47	(44)	(23)	(145)

CASH POSITION, BEGINNING OF PERIOD	7,362	2,084	2,200	55

CASH POSITION, END OF PERIOD	$ 2,563	$ 6,618	$ 2,563	$ 6,618

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$ -	$ 167	$ 88	$ 168
Shares issued for financing charges	$ 123	$ 442	$ 614	$ 442
Supplemental information
Interest paid	$ 195	$ 188	$ 507	$ 368
Income taxes paid	$ -	$ -	$ 26	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2004	48,654,519	$ 29,674	$ 174	$ 78	$ 1,142	$ (19,017)	$ 12,051
Issued for cash	4,833,334	11,400	-	-	-	-	11,400
Settlement of debt	696,088	174	(174)	-	-	-	-
Shares issued for financing charge	104,736	442	184	-	-	-	626
Exercise of warrants and options	14,598,181	3,831	-	(78)	-	-	3,753
Fair value of warrants and options exercised	-	158	-	-	(158)	-	-
Share issue costs, net of future income taxes	-	(326)	-	-	-	-	(326)
Stock-based compensation	-	-	-	-	1,226	-	1,226
Net loss for the year	-	-	-	-	-	(453)	(453)
Balance, March 31, 2005	68,886,858	45,353	184	-	2,210	(19,470)	28,277
Exercise of warrants and options	1,410,000	551	-	-	(3)	-	548
Shares issued for financing charge	-	-	184	-	-	-	184
Stock-based compensation	-	-	-	-	720	-	720
Net loss for the period	-	-	-	-	-	(1,814)	(1,814)
Balance, June 30, 2005	70,296,858	$ 45,904	$ 368	$ -	$ 2,927	$ (21,284)	$ 27,915
Issued for cash	1,250,000	5,000	-	-	-	-	5,000
Shares issued for financing charge	80,816	491	(368)	-	-	-	123
Share issue costs, net of future income taxes	-	(4)	-	-	-	-	(4)
Stock-based compensation	-	-	-	-	731	-	731
Net income for the period	-	-	-	-	-	3,675	3,675
Balance, September 30, 2005	71,627,674	$ 51,391	$ -	$ -	$ 3,658	$ (17,609)	$ 37,440
Issued for cash	4,055,000	10,138	-	-	-	-	10,138
Shares issued for financing charge	20,204	123	-	-	-	-	123
Share issue costs, net of future income taxes	-	(526)	-	-	-	-	(526)
Stock-based compensation	-	-	-	-	734	-	734
Net loss for the period	-	-	-	-	-	(579)	(579)

Balance, December 31, 2005	75,702,878	$ 61,126	$ -	$ -	$ 4,392	$ (18,188)	$ 47,330

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at December 31, 2005 of $9.632 million (March 31, 2005 - $9.742 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common stock and the Company’s ability to achieve profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

3.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	December 31, 2005			March 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Assets acquired under capital lease	$ 256	$ 66	$ 190	$ 168	$ 25	$ 143
Assets under construction	755	-	755	-	-	-
Buildings	426	25	401	426	9	417
Land	140	-	140	140	-	140
Office equipment	558	157	401	332	86	246
Plant and equipment	24,779	1,135	23,644	12,854	159	12,695
Property and development	31,204	1,357	29,847	26,516	322	26,194
	$ 58,118	$ 2,740	$ 55,378	$ 40,436	$ 601	$ 39,835

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.

MINERAL PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in property, plant and equipment is $1,331,000 (March 31, 2005 - $638,000) relating to interest capitalized during construction and development.

4.

NON-PRODUCING MINERAL PROPERTIES

	December 31,	March 31,
	2005	2005
Pine Pass
Consulting	$ 662	$ 14
Drilling	2,681	6
Environmental	19	-
Permits	16	40
	3,378	60

Beginning of period	60	-

End of period	$ 3,438	$ 60

The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

5.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.

TERM DEBT

	December 31,	March 31,
	2005	2005
Mitsui Matsushima loan	$ -	$ 1,000
Marubeni Corporation loan	-	8,494
Rockside Foundation loan (US$8,850)	10,293	10,705
	10,293	20,199
Less portion due within one year	10,293	20,199
	$ -	$ -

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$ 8.85 million.

Under the terms of the Agreement, the Company has issued common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding.

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 101,020 shares have been issued to Rockside as at December 31, 2005, representing the 10% bonus due by the Company upon receipt of the subsequent $5,100,000.

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. In addition, for the period from November 29, 2005 to February 6, 2006 interest will be paid at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

Rockside’s loan is secured by the Company’s assets subject to an intercreditor agreement with Royal Bank of Canada which grants Royal Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 5).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.

DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.

8.

ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $1,830,000 which has been discounted using a discount rate of 7.5% to total $1,450,000. Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2012. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

9.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

During the nine months ended December 31, 2005:

(i)

310,000 options were exercised for proceeds of $273,000.

(ii)

1,100,000 warrants were exercised for proceeds of $275,000.

(iii)

In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for total gross proceeds of $5,000,000. Share issue costs relating to the transaction amounted to $3,832 (net of future income taxes).

(iv)

The Company issued 101,020 common shares to The Rockside Foundation for value $614,000 (Note 6).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.

SHARE CAPITAL (Continued)

(v)

In December 2005, the Company completed a private placement of 4,055,000 units at a price of $2.50 per unit for total gross proceeds of $10,137,500. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. The full amount of the proceeds received has been assigned to the common shares and $Nil value to the warrants. Share issue costs relating to the transaction amounted to $525,721 (net of future income taxes).

10.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors and employees.  The Company is allowed to grant up to 10% of issued and outstanding shares as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at December 31, 2005 and the changes for the period then ended is presented below:

	Nine months ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,070,000	$ 3.47	1,365,000	$ 0.50
Granted	10,000	4.22	1,235,000	2.07
Exercised	(310,000)	0.88	(850,000)	0.31
Outstanding, end of period	2,770,000	$ 3.76	1,750,000	$ 1.70

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.

STOCK OPTIONS AND WARRANTS (Continued)

As at December 31, 2005, the Company has outstanding stock options to purchase an aggregate 2,770,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
35,000	April 23, 2009	1.01	35,000	1.01
75,000	July 8, 2009	1.56	25,000	1.56
950,000	September 24, 2009	2.30	710,000	2.30
400,000	February 14, 2010	5.60	150,000	5.60
750,000	March 9, 2010	5.30	281,250	5.30
300,000	March 17, 2010	5.31	112,500	5.31
10,000	August 24, 2010	4.22	2,500	4.22
2,770,000		$ 3.76	1,566,250	$ 3.11

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $2,184,000 and $734,000 during the nine and three month periods ended December 31, 2005.

(b)

Warrants

A summary of the Company's warrants at December 31, 2005 and the changes for the period then ended is presented below:

	Nine months ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
Outstanding, beginning of period	1,850,000	$ 2.68	14,818,181	$ 0.26
Granted	2,027,500	3.50	-	-
Exercised	(1,100,000)	0.25	(13,718,181)	0.26
Outstanding, end of period	2,777,500	$ 4.24	1,100,000	$ 0.25

10.

STOCK OPTIONS AND WARRANTS (Continued)

(b)

Warrants (Continued)

 As at December 31, 2005, the Company has outstanding share purchase warrants to purchase an aggregate 2,777,500 common shares as follows:

Warrants Outstanding
Weighted
Average
Exercise
Number	Expiry Date	Price
750,000	September 22, 2006	$ 6.25
2,027,500	May 12, 2007	3.50
2,777,500		$ 4.24

11.

RELATED PARTY TRANSACTIONS

As at December 31, 2005, accounts payable and accrued liabilities include $51,675 (March 31, 2005 - $51,675) due to former directors, shareholders and companies controlled by directors.

12.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at December 31, 2005 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Three months ended December 31,				Nine months ended December 31,
	2005		2004		2005		2004
France	$ -	0%	$ -	0%	$ -	0%	$ 637	5%
Italy	-	0%	-	0%	5,277	13%	-	0%
Japan	2,190	28%	3,080	34%	17,713	43%	3,080	25%
Korea	5,621	72%	2,195	24%	18,252	44%	4,821	39%
United Kingdom	-	0%	3,914	43%	-	0%	3,914	31%
	$ 7,811	100%	$ 9,189	100%	$ 41,242	100%	$ 12,452	100%

For the nine months ended December 31, 2005, 100% of sales are to six customers and 98% of accounts receivable are from one customer.

13.

CHANGES IN OPERATING ASSETS AND LIABILITIES OTHER THAN CASH

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Decrease (increase) in accounts receivable	$ 4,586	$ (490)	$ 3,560	$ (3,707)
(Increase) decrease in prepaid expenses	(588)	21	(1,377)	(367)
(Increase) decrease in inventory	(6,642)	167	(8,270)	(1,385)
(Decrease) increase in accounts payable
and accrued liabilities	(2,471)	14	3,689	2,342
Affect of foreign exchange on non-cash items	(36)	1	53	(32)
	$ (5,151)	$ (287)	$ (2,345)	$ (3,149)

14.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $458,000 outstanding at December 31, 2005 (March 31, 2005 - $508,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Coal		Office	Office
	loading	Equipment	equipment	lease	Vehicles	Total
Three months ending March 31, 2006	$ 236	$ 9	$ 2	$ 8	$ 18	$ 273
Year ending March 31, 2007	952	37	9	23	73	1,094
Year ending March 31, 2008	980	37	9	-	44	1,070
Year ending March 31, 2009	918	13	7	-	2	940
	$ 3,086	$ 96	$ 27	$ 31	$ 137	$ 3,377

(c)

 The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.1813 to 1.2325 (CAD$/US$). These contracts have maturity dates ranging from February to March 2006. At December 31, 2005 the balance outstanding was US$6,800,000 (March 31, 2005 - US$40,100,000) with a mark-to-market gain of $289,000 (March 31, 2005 - $81,000 loss).

15.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005, 30,000 stock options were exercised by an employee of the Company for proceeds of $30,300.